Issuer Free Writing Prospectus

Relating to Preliminary Prospectus dated September 10, 2025

Filed pursuant to Rule 433

Registration No. 333-286932

This free writing prospectus relates to the offering described below and should be read together with the preliminary prospectus supplement dated September 10, 2025 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and the accompanying base prospectus. A copy of the Preliminary Prospectus Supplement and the accompanying prospectus relating to the proposed offering of our Class A shares may be obtained at www.sec.gov.

Nebius Group announces pricing of $1 billion public offering of Class A ordinary shares

Amsterdam, September 10, 2025—Nebius Group N.V. (“Nebius Group” or the “Company”; NASDAQ: NBIS), a leading AI infrastructure company, today announced the pricing of its previously announced underwritten public offering of $1 billion of the Company’s Class A ordinary shares at a public offering price of $92.50 per Class A ordinary share. In addition, the Company has granted the underwriters a 30-day option to purchase up to an additional $150 million of Class A ordinary shares at the public offering price, less underwriting discounts and commissions. The offering is expected to close on September 15, 2025, subject to customary closing conditions.

Goldman Sachs & Co. LLC is acting as lead book-running manager for the proposed offering. Morgan Stanley, BofA Securities and Citigroup are acting as additional book-running managers for the proposed offering.

The Company also announced today the pricing of its $2,750 million aggregate original principal amount of convertible senior notes, in two series: $1,375 million aggregate original principal amount of 1.00% convertible notes due 2030 (the “2030 Notes”) and $1,375 million aggregate original principal amount of 2.75% convertible notes due 2032 (the “2032 Notes,” and together with the 2030 Notes, the “Notes”). The offering was upsized from the previously announced offering size of $2,000 million aggregate principal amount of the Notes, split equally between the two series. In connection with the Notes offering, the Company granted the initial purchasers of the Notes a 13-day option to purchase up to an additional $206,250,000 aggregate principal amount of the 2030 Notes and up to an additional $206,250,000 aggregate principal amount of the 2032 Notes. The offering of Class A ordinary shares is not contingent upon the consummation of the concurrent offering of the Notes, and the concurrent offering of the Notes is not contingent upon the consummation of the offering of Class A ordinary shares.

The Company estimates that the net proceeds from the offering of its Class A ordinary shares will be approximately $979.5 million (or approximately $1,126.5 million if the underwriters fully exercise their option to purchase additional Class A ordinary shares), after deducting the underwriters’ discounts and commissions and estimated offering expenses. The Company estimates that the net proceeds from the concurrent offering of the Notes will be approximately $2,694.5 million (or approximately $3,098.7 million if the initial purchasers fully exercise their option to purchase additional Notes), after deducting the initial purchasers’ discounts and commissions and estimated offering expenses.

The Company intends to use the net proceeds from the offering of Class A ordinary shares and the offering of the Notes to finance the continuing growth of its business, including the acquisition of additional compute power and hardware, securing strategic high-quality and well-located land plots with reliable providers, the expansion of its data center footprint, and for general corporate purposes.

The Class A ordinary shares described above are being offered by the Company pursuant to its automatically effective shelf registration statement on Form F-3ASR filed with the U.S. Securities Exchange Commission (the “SEC”) on May 2, 2025. A preliminary prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC and will be available for free on the SEC’s website at http://www.sec.gov. When available, copies of the preliminary prospectus supplement and the accompanying prospectus relating to the offering may be obtained by contacting the offices of Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 1-866-471-2526 or email at prospectus-ny@ny.email.gs.com; the offices of Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by email at prospectus@morganstanley.com; the offices of BofA Securities, NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, Attention: Prospectus Department, by email at dg.prospectus_requests@bofa.com; and the offices of Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 800-831-9146. The final terms of the proposed offering will be disclosed in a final prospectus supplement to be filed with the SEC.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. Any offer, if at all, will be made only by means of the prospectus supplement and accompanying prospectus forming a part of the effective registration statement.

This press release contains information about the proposed offering of Class A ordinary shares and the separate offering of the Notes, and there can be no assurance that any such offering will be completed.

About Nebius Group

Nebius Group is a technology company building full-stack infrastructure to service the high-growth global AI industry. Headquartered in Amsterdam and listed on Nasdaq, Nebius Group has a global footprint with R&D hubs across Europe, North America and Israel.

Nebius Group’s AI-native cloud platform has been built for intensive AI workloads. With a full stack of purposefully designed and tuned proprietary software and hardware designed in-house, Nebius Group gives AI builders the compute, storage, managed services and tools they need to build, tune and run their models and applications.

Nebius Group also has additional businesses that operate under their own distinctive brands:

●	Avride — one of the most experienced teams developing autonomous driving technology for self-driving cars and delivery robots.
●	TripleTen — a leading edtech player in the US and certain other markets, re-skilling people for careers in tech.

Nebius Group also holds equity stakes in other businesses including ClickHouse and Toloka.

Contacts

Investor Relations askIR@nebius.com

Media Relations media@nebius.com

Disclaimer

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the Company’s investor relations website and on the SEC website at https://www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by emailing at prospectus-ny@ny.email.gs.com, prospectus@morganstanley.com or dg.prospectus_requests@bofa.com or by telephone at +1-800-831-9146.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding our ability to successfully complete the offering described herein, our future financial and business performance, our business and strategy, expected growth, planned investments and capital expenditures, capacity expansion plans, anticipated future financing transactions and expected financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others: market conditions, our ability to build our businesses to the desired scale, competitive pressures, technological developments, our ability to secure and retain clients, our ability to secure additional capital to accommodate the growth of the business, unpredictable sales cycles, potential pricing pressures, as well as those risks and uncertainties related to our continuing businesses included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on April 30, 2025. All information in this press release is as of September 10, 2025 (unless stated otherwise). Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.